                           UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20552


                            SCHEDULE 13D


                  Under the Securities Act of 1934
                   (Amendment No. ______________)*


                        Permanent Bancorp, Inc.
-----------------------------------------------------------------
                          (Name of Issuer)

              Common Stock, Par Value $0.01 per share
-----------------------------------------------------------------
                    (Title of Class of Securities)

                             714 197 100
                --------------------------------
                           (CUSIP Number)

                         Donald P. Weinzapfel
   101 Southeast Third Street, Evansville, Indiana 47706-1227
-----------------------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          March 31, 1998
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161 225 107       13D        Page 2 of 7 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      (VOLUNTARY)

      Donald P. Weinzapfel
-----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) ___     (b) X
-----------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------
4     SOURCE OF FUNDS

      PF, OO
-----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                __
-----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-----------------------------------------------------------------
               7   SOLE VOTING POWER
NUMBER OF          95,559
SHARES         --------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           22,319
EACH           --------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH        90,897
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   22,319
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     117,878
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                             __
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.39%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------

Item 1.     Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the
"Common Stock"), of Permanent Bancorp, Inc. (the "Company"), located at 101 Southeast Third Street, Evansville, Indiana 47708.

Item 2.     Identity and Background

     The name and address of the person filing this statement is Donald P. Weinzapfel, 101 Southeast Third Street, Evansville, Indiana 47706-1227. Weinzapfel is the Chairman of the Board, President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, Permanent Federal Savings Bank (the "Bank"), at the address stated above. During the last five years, Mr. Weinzapfel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Weinzapfel is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     Mr. Weinzapfel has acquired beneficial ownership of 117,878 shares of Common Stock as follows:

     (i) 27,201 shares purchased by Mr. Weinzapfel or his wife with personal funds at an aggregate cost of $297,368.50
(including 2,415 shares acquired by Mr. Weinzapfel upon exercise of stock options at an exercise price of $10.00 per share);

     (ii) 69,000 shares underlying unexercised stock options awarded to Mr. Weinzapfel in consideration for his service as an officer of the Company and the Bank which are currently exercisable;

     (iii)  4,761 shares of restricted stock awarded to Mr.
Weinzapfel in consideration for his service as an officer of the Company and the Bank;

     (iv) 12,254 shares awarded as restricted stock to Mr.
Weinzapfel in consideration for his service as an officer of the Company and Bank which are now vested; and

     (v) 4,662 shares allocated to Mr. Weinzapfel's account under the Company's Employee Stock Ownership Plan (the "ESOP").

     In February 1996, Mr. Weinzapel and his wife received a loan of approximately $50,000 from Home Federal Savings Bank, Seymour, Indiana, for the purpose of purchasing 3,175 shares of Common Stock. As of March 31, 1998, the principal balance of this loan was approximately $29,296.

                            3 of 7

Item 4.     Purpose of Transaction

     Except with respect to the ESOP allocations and stock options and shares of restricted stock awarded to Mr. Weinzapfel by the Company as compensation, all of the shares purchased and/or acquired by Mr. Weinzapfel are for investment purposes. Mr. Weinzapfel may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Weinzapfel regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

     Except as noted above, Mr. Weinzapfel has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.


                             4 of 7

Item 5.     Interest in Securities of the Issuer

     The aggregate number of shares of Common Stock beneficially owned by Mr. Weinzapfel as of March 31, 1998 was 117,878 shares, representing 5.39% of the shares of Common Stock outstanding. Of these shares, Mr. Weinzapfel had sole voting power over 95,559 shares (including 4,662 shares allocated to Mr. Weinzapfel's ESOP account over which Mr. Weinzapfel had no dispositive powers) and sole dispositive power over 90,897 shares. The 117,878 shares include 22,319 shares owned by or jointly with Mr. Weinzapfel's wife, Shirley A. Weinzapfel, over which Mr. Weinzapfel may be deemed to have shared voting and dispositive powers. The 117,878 shares also include 69,000 shares subject to stock options exercisable as of March 31, 1998.

     Mrs. Weinzapfel's address is 101 Southeast Third Street, Evansville, Indiana 47708. During the last five years, Mrs. Weinzapfel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or being found in violation of such laws.

     Mrs. Weinzapfel is a citizen of the United States of America.

     During the 60 day period prior to March 31, 1998, Mr. and Mrs. Weinzapfel effected the following transactions in the Common Stock (i) on January 30, 1998, the open market purchase of 14 shares by Mrs. Weinzapfel at $27.875 per share; (ii) on January 30, 1998, the open market purchase of 53 shares by Mr. Weinzapfel at $27.875 per share; and (iii) on January 30, 1998, the open market purchase of 131 shares by Mr. Weinzapfel at $27.875 per share. In addition, on March 31, 1998, an unexercised stock option held by Mr. Weinzapfel vested and became exercisable as to 17,854 shares, and 4,761 restricted shares of Common Stock previously awarded to Mr. Weinzapfel vested.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Weinzapfel.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer

     Except as noted in Item 3 with respect to the loan to Mr. and Mrs. Weinzapfel, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Weinzapfel and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Weinzapfel is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


                              5 of 7

Item 7.     Material to be Filed as Exhibits

     None.
















































                           6 of 7

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 26, 1998                 /s/ Donald P. Weinzapfel
      -------------------          ------------------------
                                   Donald P. Weinzapfel



































                           Page 7 of 7